March 4, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Deborah O’Neal-Johnson and Kathy Churko

Re:	Portman Ridge Finance Corporation;

POS 8C, File No. 333-218596

Dear Ms. O’Neal-Johnson and Ms. Churko:

On behalf of Portman Ridge Finance Corporation (“PTMN”), we are providing the following responses to comments received by telephone from the staff of the Securities and Exchange Commission (the “Commission”) on February 6, 2020 relating to PTMN’s POS 8C filed with the Commission on December 23, 2019 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Accounting Comments

1.

Please explain supplementally why the “base management fees,” “interest payments on borrowed funds” and “other expenses” line items in the fee table on page 12 of the Registration Statement appear to be significantly different from the pro forma numbers presented in the Form N-14 recently filed by PTMN.

PTMN has revised the fee table in the amended Registration Statement filed herewith (the “Amendment”). The fee table in the Registration Statement contained incorrect numbers based on year-to-date information as of September 30, 2019, which was not annualized. In the Amendment, these numbers have been annualized appropriately. There are some differences between the corrected fee table and the pro forma fee table numbers included in the Form N-14 filed by PTMN on November 4, 2019. The primary reasons for the differences are (i) the Form N-14 was based on annualized information as of June 30, 2019, which was updated for the filing of the Registration Statement and (ii) a decrease in PTMN’s net assets between June 30 and September 30, 2019, which also impacted the fee table numbers as they are stated as a percentage of net assets.

2.	Please consider deleting footnote 9 to the fee table, which appears on page 13 of the Registration Statement, as it does not appear related to any information in the fee table.

This comment has been incorporated in the Amendment.

3.

In the expense example on page 13 of the Registration statement please revise the introductory paragraph to reflect that the Merger has been completed and it is no longer possible to make an investment in OHAI.

This comment has been incorporated in the Amendment.

4.

With respect to page 53 of the Registration Statement, under “Portfolio and Investment Activity,” please explain supplementally why there is a realized loss shown for Asset Manager Affiliates for 2019, when there were no apparent sales of Asset Manager Affiliates in 2019.

The reason for the realized loss with respect to the Asset Manager Affiliates in 2019 is explained on page 41 of PTMN’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 which is incorporated by reference into the Amendment:

In connection with the Externalization, during the first quarter of 2019, KCAP Management agreed to waive management fees it is otherwise entitled to receive for managing the Fund. In addition, the Joint Venture was restructured such that we are now entitled to receive a preferred distribution in an amount equal to the fees waived by KCAP Management. The impact of these transactions was a reduction in the fair value of the Asset Manager Affiliates (realized loss) and increase the fair value of our investment in the Joint Venture (unrealized gain) during the first quarter of 2019.

The realized loss with respect to the Asset Manager Affiliates was offset by a corresponding unrealized gain in the value of the Joint Venture. PTMN has added similar disclosure where applicable in the Amendment to provide additional context regarding the value of the Asset Manager Affiliates and the fee waivers in place.

5.

With respect to the Asset Manager Affiliates that are discussed on page 55 of the Registration Statement as having no value as of September 30, 2019, please supplementally explain whether the Asset Manager Affiliates have waived all management fees in perpetuity, and whether they have any ability to recoup waived fees. Additionally, please explain supplementally who is paying the operating expenses of KCAP Management.

KCAP Management, a wholly owned subsidiary of Katonah Management Holdings, LLC, is the only remaining Asset Manager Affiliate that serves as a collateral manager. KCAP Management has irrevocably waived its management fees and has no current intent to withdraw the standing instructions implementing the waiver. As a result of the Externalization, all responsibilities previously performed by KCAP Management are being performed by Sierra Crest, who bears its own costs in fulfilling such responsibilities.

6.

Page 57 of the Registration Statement states that KCAP Management has agreed to waive management fees it is otherwise entitled to receive, and that the Joint Venture was restructured such that PTMN is now entitled to receive a preferred distribution in an amount equal to the fees waived by KCAP Management. Please explain supplementally the impact of this change on the base management fees and incentive fees paid by PTMN.

The waiver of management fees by KCAP Management and receipt of a preferred distribution from the Joint Venture has had no impact on the base management fees and incentive fees paid by PTMN to Sierra Crest. Under ordinary circumstances, the full amount of fees that would have been received by KCAP Management and distributed to PTMN (and recorded as Dividends from Asset Manager Affiliates) is received by the Joint Venture in its capacity as an equity owner of KCAP F3C Senior Funding, L.L.C., a collateralized loan obligation fund. As a result of the restructuring of the Joint Venture discussed in the Registration Statement, PTMN is entitled to receive the full amount received by the Joint Venture as a result of the fee waiver through the preferred distribution (investment income) that PTMN receives from the Joint Venture.

7.	Please explain supplementally whether the BCP Great Lakes Fund LP, or BCP Great Lakes Holdings LP, is a joint venture subsidiary of PTMN.

PTMN invests in BCP Great Lakes Fund LP, which invests in BCP Great Lakes Holdings LP, which is a co-investment vehicle that invests in BCP Great Lakes Funding, LLC (the “JV”). As a limited partner, PTMN does not own any direct or indirect voting interests in the JV through its investment in BCP Great Lakes Fund LP, but treats this investment as an investment in a joint venture because an affiliate of PTMN’s investment adviser manages BCP Great Lakes Holdings LP and controls a 50% voting interest in the JV. In effect, the JV is structured very similarly to a typical BDC joint venture, except the 50% voting interest is controlled by an affiliate of the BDC’s investment adviser instead of the BDC directly. In this regard, we note that PTMN made this investment prior to the Externalization, and has changed its characterization of this investment from an equity investment prior to the Externalization to a joint venture investment once PTMN became an affiliate of Sierra Crest.

8.

On page 59 of the Registration Statement there is disclosure that states that PTMN “generally may not sell, exchange, assign, pledge or otherwise transfer its interest [in BCP Great Lakes Fund LP], in whole or in part, without the prior written consent of the General Partner which consent may be given or withheld in its sole and absolute discretion, and may be conditioned upon repayment of its share of indebtedness incurred by the partnership.” Please confirm that PTMN is not obligated to repay any indebtedness of this vehicle. If PTMN is obligated to repay indebtedness of this vehicle, please explain supplementally how this obligation is reflected in the senior securities table.

BCP Great Lakes Fund LP currently has no indebtedness. Further, PTMN would not be obligated to repay any indebtedness of BCP Great Lakes Fund LP, were it to incur indebtedness. PTMN’s obligations to BCP Great Lakes Fund LP are limited to its capital commitment. In the event that BCP Great Lakes Fund LP were to incur indebtedness for which PTMN was obligated to repay, PTMN’s share of such indebtedness would be reflected in its senior securities table.

9.

On page 60 of the Registration Statement there is disclosure stating that the fair value of PTMN’s investment in the Asset Manager Affiliates was “de minimis” at September 30, 2019. Earlier in the Registration Statement, on page 55, it states that the investment in Asset Manager Affiliates has “no value.” Please explain supplementally the discrepancy between these two statements or clarify the disclosure to be consistent.

PTMN acknowledges this comment and will revise the applicable disclosure in its upcoming Form 10-K filing to clarify that its investment in Asset Manager Affiliates has been written down and has been deemed to have no value.

10.

On page 66 of the Registration Statement there is disclosure that PTMN acts as servicer for the Revolving Credit Facility. Please confirm whether PTMN receives fees for acting as servicer and, if so, whether those fees are disclosed.

PTMN is entitled to certain fees for services it provides under the Revolving Credit Facility, which may be waived or deferred by PTMN in its sole discretion. The Loan and Security Agreement filed by PTMN as an exhibit to Form 8-K on December 23, 2019 includes these fees. To date, no fees have been paid to PTMN as the first potential payment is not scheduled to be made until April 2020. PTMN has not yet determined whether it will waive or defer these fees. In the event PTMN receives such fees, there would be no impact, as Great Lakes Portman Ridge Funding LLC is a consolidated wholly-owned subsidiary of PTMN and any fees would eliminate in consolidation.

11.

In the senior securities table on page 98 of the Registration Statement, please add a footnote to the “Fiscal 2019 (as of September 30, 2019)” line item stating that this line does not reflect the senior securities of the combined entity following the Merger.

PTMN has added a footnote stating that the senior securities table information presented for fiscal year 2019 (as of September 30, 2019) does not give effect to the merger with OHAI, which closed on December 18, 2019. This new footnote notes that, in connection with the Merger, PTMN paid off the outstanding principal and accrued interest under OHAI’s credit facility and entered into a senior secured revolving credit facility through Great Lakes Portman Ridge Funding LLC, a wholly-owned subsidiary. The new footnote also directs investors to the section of the amended Registration Statement that discusses the new revolving credit facility (which was added in the amended Registration Statement).

12.

On page F-2 of the Registration Statement, the consolidated balance sheets of PTMN show line items “due from affiliates” and “due to affiliates.” Please supplementally explain the nature of these line items and the anticipated timeline for settling such receivables/payables. Additionally, please confirm supplementally that the receivables/payables from affiliates shown for 2018 have been settled.

Amounts due to or from affiliates generally consist of ordinary course of business transactions between the Company and its affiliates. Amounts due from affiliates are typically comprised of payments made by Portman on behalf of its affiliates (e.g. the Asset Manager Affiliates) or distributions receivable from affiliates. Amounts due to affiliates are typically comprised of management and administrative fees payable to affiliates and payments made by affiliates on behalf of PTMN (e.g. direct expenses paid by the manager on behalf of PTMN). These receivable/payable balances are settled in the normal course (e.g. on a quarterly basis). PMTN confirms that all receivables/payables from affiliates shown as of December 31, 2018 were settled prior to the end of the 2019 fiscal year.

13.

Please conform the presentation of the “Derivatives” section of PTMN’s consolidated schedule of investments on page F-16 of the Registration Statement to meet the requirements of Rule 12-13 under Regulation S-X.

PTMN acknowledges this comment and will revise the presentation of the “Derivatives” section in its upcoming Form 10-K filing.

14.

Please conform the presentation of the “Affiliate Investments” section of the notes to consolidated financial statements on page F-47 of the Registration Statement to meet the requirements of Rule 12-13 under Regulation S-X. Specifically, please disclose the number of shares and principal amount of each investment at the end of the period.

PTMN acknowledges this comment and will revise the presentation of the “Affiliate Investments” section in its upcoming Form 10-K filing.

15.

Please confirm supplementally that PTMN reasonably believes it has the ability to satisfy all of its unfunded commitments and provide a general explanation of how PTMN believes it can cover such commitments.

PTMN confirms that it has a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment, in each case as they come due. The Company intends to use its cash on hand or liquidate a cash equivalent in order to satisfy any such unfunded commitments.

Legal Comments

1.

Throughout the Registration Statement please clarify the references and defined terms related to “CLO Funds” and “CLO Fund Securities” to account for the fact that some collateralized loan obligation funds are managed by the Disposed Manager Affiliates and some are managed by other asset managers.

This comment has been incorporated in the Amendment.

2.

In the italicized paragraph on page 1 of the Prospectus Summary please consider including disclosure regarding the transaction with LibreMax regarding the Disposed Manager Affiliates similar to language included elsewhere in the Registration Statement.

This comment has been incorporated in the Amendment.

3.

On page 3 of the Prospectus Summary please clarify whether the emphasized language in the following sentence should refer to all outstanding debt of an issuer: “Our investment due diligence and selection generally focuses on an underlying issuer’s net cash flow after capital expenditures to service our debt rather than on multiples of net income, valuations or other broad benchmarks which frequently miss the nuances of an issuer’s business and prospective financial performance.”

The relevant language has been revised to refer to an issuers ability to services “its debt.”

4.

On page 3 of the Prospectus Summary please clarify the emphasized language in the following sentence: “When we extend senior and junior secured term loans, we will generally take a security interest in the available assets of the portfolio company, including the equity interests of our subsidiaries, which we expect to help mitigate the risk that it will not be repaid.

The requested clarification been incorporated in the Amendment.

5.

On page 4 of the Prospectus Summary, and throughout the Registration Statement, please confirm that the names of PTMN’s joint venture or other subsidiaries have been updated to reflect any recent name changes.

The Registration Statement has been revised to incorporate this comment.

6.

On page 4 of the Prospectus Summary please clarify the following sentence or conform it to the disclosure on page 56 of the Registration Statement: “In addition, we used cash on hand and borrowings under a credit facility to purchase approximately $184 million of primarily middle-market loans from us and we used the proceeds from such sale to redeem approximately $147 million in debt issued by KCAP Senior Funding I, LLC (“KCAP Senior Funding”).”

The requested revision been incorporated in the Amendment in the Prospectus Summary section.

7.

On page 40 of the Registration Statement, under “Risks Relating to the Merger,” and throughout the Registration Statement, please revise any applicable disclosure to reflect that the Merger has been consummated.

This comment has been incorporated in the Amendment.

8.	On page 52 of the Registration Statement, under “OHAI Transaction,” please supplement the disclosure to include the closing date of the Merger.

PTMN acknowledges this comment and will revise the language in its upcoming Form 10-K filing.

Please call me (202-636-5543) or Christopher Healey (202-636-5879) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ RAJIB CHANDA

cc: Christopher P. Healey, Simpson Thacher & Bartlett LLP